File No. 812-[●]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of: TERRA CAPITAL PARTNERS, LLC TERRA INCOME FUND 6, INC. TERRA INCOME ADVISORS, LLC TERRA CAPITAL MARKETS, LLC
All Communications, Notices and Orders to: Bruce D. Batkin Terra Income Fund 6, Inc. 805 Third Avenue, 8th Floor New York, New York 10022 (212) 753-5100
Copies to:

Rosemarie A. Thurston, Esq.	Jay L. Bernstein, Esq.
Martin H. Dozier, Esq.	Clifford R. Cone, Esq.
Alston & Bird LLP	Clifford Chance US LLP
1201 West Peachtree Street	31 West 52nd Street
Atlanta, Georgia 30309	New York, New York 10019
(404) 881-7000	(212) 878-8000

April 25, 2016

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UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: TERRA CAPITAL PARTNERS, LLC TERRA INCOME FUND 6, INC., TERRA INCOME ADVISORS, LLC, TERRA CAPITAL MARKETS, LLC 805 Third Avenue, 8th Floor New York, New York 10022 File No. 812-[●]	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 OF THE INVESTMENT COMPANY ACT OF 1940

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The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) thereof:

•	Terra Capital Partners, LLC (the “Sponsor”),

•	Terra Income Fund 6, Inc. (the “Company”),

•	Terra Income Advisors, LLC (the “Advisor”), on behalf of itself and its successors,[1] and

•	Terra Capital Markets, LLC (the “Dealer Manager” and collectively with the Company and the Advisor, the “Applicants”), on behalf of itself and its successors.

As discussed more fully below under the section titled “The Proposed Transactions,” the Applicants request the Order to the extent necessary and applicable to permit the Applicants to complete the transactions described in such section (the “Proposed Transactions”).

All entities that currently intend to rely on the requested Order have been named as Applicants. There are no other entities seeking relief in reliance on the Order.

I.	Background of the Applicants

A.	Terra Capital Partners, LLC

The Sponsor is a Delaware limited liability company and served as the organizer and sponsor of the Company. The Sponsor is also the parent company of the Advisor and the Dealer Manager. Since its formation in February 2001, the Sponsor has organized or acted as investment manager for multiple private real estate investment funds, which were formed to originate, acquire, and manage real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments, and other loans related to commercial real estate in the United States.

B.	Terra Income Fund 6, Inc.

The Company was incorporated under the general corporation laws of the State of Maryland (the “Maryland General Corporation Law”) on May 15, 2013. On March 2, 2015, the Company filed a public registration statement on Form N-2 (the “Registration Statement”) with the Commission to offer a minimum of 160,000 shares of its common stock, par value $0.001 per share (the “Common Shares”) and a maximum of 80,000,000 of its Common Shares in a continuous public offering (the “Offering”). The Commission declared the Registration Statement effective on April 20, 2015.

The Company formally commenced operations on June 24, 2015, upon raising gross proceeds in excess of $2.0 million from sales of Common Shares in the Offering. Since commencing the Offering and through April 14, 2016, the Company has sold 2,444,185.856 Common Shares, including Common Shares purchased by the Sponsor in both an initial private placement and from the Offering, for gross proceeds of approximately $30,143,900. The Company has elected to be regulated as a business development company (“BDC”), within the meaning of Section 2(a)(48) of the 1940 Act. The Company is an externally managed, non-diversified, closed-end management investment company that intends to elect to be taxed for federal income tax purposes, and to qualify annually thereafter, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

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[1]	The term “successor,” as applied to each entity, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

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The Company is a specialty finance company formed to invest primarily in (1) commercial real estate loans to U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act, and (2) preferred equity investments in U.S. companies qualifying as “eligible portfolio companies” under the 1940 Act. The Company may also purchase other select commercial real estate-related debt securities of private companies. The Company’s Objectives and Strategies2 are to pay attractive and stable cash distributions and to preserve, protect and return capital contributions to the holders of its Common Shares (the “Common Shareholders”). The Company expects to achieve this objective by investing primarily in fixed rate rather than floating rate loans and expects to make small to mid-sized loans ranging from $3 million to $20 million; however, the Company’s investments will ultimately be at the discretion of the Advisor, subject to oversight by the Company’s board of directors (the “Board”), which is comprised of five directors, three of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”).

C.	Terra Income Advisors, LLC

The Advisor is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended, and is a subsidiary of the Sponsor. The Advisor serves as investment adviser to the Company pursuant to an investment advisory and administrative services agreement and manages the Company’s portfolio in accordance with the Objectives and Strategies. The Advisor makes investment decisions for the Company and otherwise manages the day-to-day operations, subject to the oversight of the Board.

D.	Terra Capital Markets, LLC

The Dealer Manager is a Delaware limited liability company and serves as the dealer manager of the Company, pursuant to a dealer manager agreement dated April 20, 2015 by and among the Company, the Advisor and the Dealer Manager (the “Dealer Manager Agreement”), and is a subsidiary of the Sponsor. The Dealer Manager is responsible for marketing the Common Shares being offered pursuant to the Offering and in this role, it manages a group of selling broker-dealers, including unaffiliated broker-dealers, who enter into selected dealer agreements with the Dealer Manager. The Dealer Manager is duly registered as a broker-dealer pursuant to the provisions of the 1934 Act, a member in good standing with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and a broker-dealer duly registered as such in those states where the Dealer Manager is required to be registered in order to carry out the Offering.

II.	The Proposed Transactions

A.	Background

Currently, the Common Shares are sold at a public offering price of $12.50 per Common Share. This public offering price includes $1.25 in underwriting compensation (the “Underwriting Compensation”) payable to the Dealer Manager. The Underwriting Compensation as set forth in the current prospectus contained in the Registration Statement (the “Prospectus”) consists of three components: a 6% selling commission, a 3% dealer manager fee, and a 1% broker-dealer fee (collectively, the “Upfront Sales Load”), all of which are paid to the Dealer Manager and a portion of which is re-allowed to the selling broker-dealers as set forth in the Prospectus. The Underwriting Compensation terms are currently governed by the Dealer Manager Agreement.

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[2]	“Objectives and Strategies” means the investment objectives and strategies, as described in the Registration Statement, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”) or under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the Company’s reports to Common Shareholders.

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The Company has determined that it is in the best interests of the Common Shareholders to amend the Dealer Manager Agreement (the “Dealer Manager Agreement Amendment”) solely to change the Underwriting Compensation terms to reduce the Upfront Sales Load and implement an asset-based, ongoing distribution fee (a “Distribution Fee”). The specific terms of the proposed change to the Underwriting Compensation terms in the Dealer Manager Agreement are discussed more fully in Section II.B of this application (the “Application”).

The Company believes that the Dealer Manager Agreement Amendment will enable the Common Shares to remain competitive with similar investments.  NASD Rule 2340 applies to certain broker-dealers whose customers have purchased and hold in their accounts non-traded, continuously offered BDCs because these BDCs are included in the definition of a “direct participation program” (a “DPP”) as defined by NASD Rule 2340.  Amendments to NASD Rule 2340 (the “Rule 2340 Amendments”) designed to provide greater transparency as to the value of DPPs, became effective April 11, 2016.  NASD Rule 2340 requires, among other things, broker-dealers to include on the customer account statements a “per share estimated value” developed in a manner reasonably designed to ensure that the per share estimated value is reliable for each customer’s DPP holdings.  The broker is permitted to use one of two methodologies to determine the “per share estimated value,” either the net investment methodology or the appraised value methodology.  The per share estimated value using the net investment methodology is based on the “amount available for investment” percentage in the “Estimated Use of Proceeds” section of an offering prospectus, and, therefore, in the case of the Company, is equal to the current public offering price of the Common Shares minus the Upfront Sales Load and estimated organization and offering expenses.  The per share estimated value using the appraised value methodology is, in the case of the Company, the Company’s NAV as disclosed in the Company’s most recent periodic report filed with the Commission.

Prior to the Rule 2340 Amendments, the general industry practice was to use the public offering price of the DPP as the per share estimated value on customer account statements.  Because the per share estimated value of common shares with a low Upfront Sales Load combined with a Distribution Fee charge (generally designated as Class T shares) that appears on customer account statements is greater than the per share estimated value of shares with only a front-end sale load, in the absence of any other differences among the securities or a personal preference by an investor for paying all underwriting compensation upfront, brokers generally prefer selling Class T shares.  To accommodate the needs of these brokers, other DPPs (e.g., non-traded REITs) offer Class T shares, and the inability of the Company to offer Common Shares with a structure similar to Class T shares places the Company at a competitive disadvantage.

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B.	Proposed Underwriting Compensation Changes and Dealer Manager Agreement Amendment

Set forth below are the current Underwriting Compensation terms contained in the Prospectus and the modified Underwriting Compensation terms proposed to be implemented through the Dealer Manager Agreement Amendment:

	Current Underwriting Compensation Terms	Proposed Underwriting Compensation Terms
Common Shares
Offering Price to Public	$12.50	$12.50
Selling Commission	6.0%(1)	3.0%(1)
Dealer Manager Fee	3.0%(2)	1.5%(2)
Broker-Dealer Fee	1.0%(3)	1.0%(3)
Amount Paid Upfront	10%	5.5%
Distribution Fee	-	1.125%(4)

Total Underwriting Compensation	10%	10%

Other Organization and Offering Expenses	1.5%(5)	1.5%(5)

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(1)	Calculated as a percentage of gross offering proceeds; all selling commissions are re-allowed to selling broker-dealers.
(2)	Calculated as a percentage of gross offering proceeds; a portion of dealer manager fees are re-allowed to selling broker-dealers.
(3)	Calculated as a percentage of gross offering proceeds; all broker-dealer fees are re-allowed to selling broker-dealers.
(4)	Calculated as a percentage of gross offering proceeds and payable annually on the first, second, third, and fourth anniversaries of the month of purchase; a portion of distribution fees are expected to be re-allowed to selling broker-dealers.
(5)	Estimated as a percentage of gross offering proceeds; the Advisor will bear all expenses in excess of such amount.

1.	Reduction in Upfront Sales Load

As disclosed above, the proposed change would reduce the selling commissions and dealer manager fees from 6.0% and 3.0% to 3.0% and 1.5%, respectively, or an aggregate reduction in Upfront Sales Load of 4.5%. The proposed change also implements the Distribution Fee of 1.125%, payable annually for four years, or 4.5%. The maximum Distribution Fee of 4.5% is therefore equal to the reduction in the Upfront Sales Load. All Common Shares will continue to have an offering price of $12.50 per Common Share after the proposed change. Moreover, current and future Common Shareholders will never pay more under the proposed Underwriting Compensation terms than they would have paid under the current Underwriting Compensation terms. Under the Underwriting Compensation structure as amended by the Proposed Transactions and the Dealer Manager Agreement Amendment, a portion of the Underwriting Compensation would simply be deferred.

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2.	Distribution Fee Reimbursement

To ensure that, following the change in Underwriting Compensation, the net proceeds to the Company from the sale of all Common Shares will be equivalent, the Dealer Manager proposes to reimburse to the Company an amount equal to the Distribution Fee to be paid with respect to the Common Shares outstanding, or 4.5% of the gross proceeds from the Offering before the implementation of the proposed Dealer Manager Agreement Amendment (the “Distribution Fee Reimbursement”). Once this amount is returned to the Company, (1) all Common Shares will become subject to the same 5.5% Upfront Sales Load; (2) all holders of Common Shares will become subject to the same aggregate Distribution Fee of 4.5%; (3) the net proceeds to the Company from the sale of all Common Shares (whether issued before or after the implementation of the Dealer Manager Agreement Amendment) will be the same, $11.25 per Common Share; and (4) all Common Shares will be subject to the same 10% in Underwriting Compensation, consistent with the limitations imposed by Conduct Rule 2310 of FINRA (“Conduct Rule 2310”).

The Underwriting Compensation terms are currently governed by the Dealer Manager Agreement. At an in-person meeting of the Board on April 19, 2016 (the “Board Meeting”), the parties to the Dealer Manager Agreement proposed to adopt the Dealer Manager Agreement Amendment that would implement the changes in the Underwriting Compensation terms described in this Application. The terms of the Dealer Manager Agreement Amendment were reviewed and approved at the Board Meeting, wherein the Board also reviewed and evaluated the proposed Underwriting Compensation terms. The Board, including the Non-Interested Directors, also determined that (i) the Dealer Manager Agreement Amendment is in the best interests of the Company and its stockholders; (ii) the services to be rendered by the Dealer Manager are required for the operation of the Company; (iii) the Dealer Manager can provide the services such that the nature and quality of the services are at least equal to those provided by others; and (iv) the fees charged are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.3

III.	Order Requested

Applicants hereby request the Order of the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act, subject to the terms, representations (the “Representations”) and conditions (the “Conditions”) set forth below in this Application, to permit the Applicants to engage in the Proposed Transactions. The Applicants seek the relief to permit them to engage in the Proposed Transactions to avoid the significant delays and legal and other costs associated with alternative transactions or additional securities registrations designed to achieve the same economic results and effects on the Common Shareholders as the Proposed Transactions.

A.	Sections 57(a)(4) and 57(b) and Rule 17d-1

Section 57(a) prohibits certain transactions between a BDC and persons related to a BDC absent an order from the Commission. Specifically, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(b) specifies the persons to whom the prohibition of Section 57(a)(4) apply. Under Section 57(b)(2), these persons include any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C), an affiliated person of such person. Sections 2(a)(3)(C) defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

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[3]	See, e.g., Pegasus Income and Capital Fund, SEC No-Action Letter (Dec. 31, 1977).

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Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules (but not Section 17(d) itself) under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).

As the investment adviser and principal underwriter to the Company, the Advisor and the Dealer Manager, respectively, are subject to the prohibitions of Section 57(a)(4) as a result of Section 57(b)(2) of the 1940 Act. Moreover, the Sponsor may be deemed to control both the Advisor and the Dealer Manager, and the Advisor may be deemed to control the Company within the meaning of Section 2(a)(9) of the 1940 Act.4 Accordingly, the Company, the Advisor, the Dealer Manager and the Sponsor may be deemed to be affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act because they are under common control of the Sponsor, and thus the Advisor, the Dealer Manager and the Sponsor would be persons described in Section 57(b)(2) subject to the prohibitions of Section 57(a)(4). The Proposed Transactions (i.e., the Distribution Fee Reimbursement and the Dealer Manager Agreement Amendment) might be deemed a “joint enterprise or other joint arrangement,” within the meaning of Section 54(a)(4) of the 1940 Act and Rule 17d-1 thereunder. Therefore, the Sponsor, the Advisor, the Dealer Manager, and the Company may be prohibited from engaging in the Proposed Transactions, including the Distribution Fee Reimbursement in Section II, as a result of the prohibitions of Section 57(a)(4), without a grant of the Order of the Commission.

B.	Standard for Relief

Rule 17d-1(b) provides that, in considering relief pursuant to applications under Rule 17d-1, the Commission will consider (i) whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants believe the Representations and Conditions, as discussed more fully in Sections III.E and III.F of this Application, respectively, will ensure the protection of the Common Shareholders, including the Current Common Shareholders (as herein defined), and compliance with the purposes and policies of the 1940 Act with respect to the Proposed Transactions.

Specifically, the Applicants believe the Representation 4, requiring that all currently outstanding Common Shares and Common Shares to be issued upon effectiveness of the Post-Effective Amendment be subject to the same Distribution Fee, fulfills the policies of Section 1(b)(3) of the 1940 Act, which provides that securities containing inequitable or discriminatory provisions, or terms that fail to protect the preferences and privileges of the security holders, adversely affect the national public interest and the interest of investors. By ensuring that all Common Shares pay the same Distribution Fee as a result of Representation 4, the Company ensures that the terms of the Common Shares do not contain inequitable or discriminatory provisions. Further, the Applicants believe that Condition 2, requiring the Dealer Manager to waive any annual Distribution Fee to ensure that the total return experienced by the Common Shareholders is not less than it would be if the Proposed Transactions had not occurred, fulfills the policies of Section 1(b)(2), which provides that operation or management of an investment company in the interests of directors, officers, investment advisers, depositors, or affiliated persons rather than in the interest of all classes of security holders, adversely affect the national public interest and the interest of investors. As explained in Section IV.A and B below, the Proposed Transactions are being proposed to benefit the Company and its Common Shareholders, including the Current Common Shareholders, as well as future investors in the Company.

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[4]	15 U.S.C. § 80a-2(a)(9), which defines “control” as “the power to exercise a controlling influence over the management or policies of a company.”

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C.	Protection Provided by the Representations and Conditions

The Representations and Conditions impose a variety of duties on the Board with respect to approval of the Proposed Transactions. These duties include review and consideration of the Dealer Manager Agreement Amendment consistent with the duties imposed by Section 15 of the 1940 Act. The Board, including the Non-Interested Directors, are required to make certain determinations required in connection with its consideration of the Dealer Manager Agreement Amendment required under the 1940 Act and consistent with the Board’s standards of care required under the Maryland General Corporation Law as directors of a Maryland corporation. The standards of care imposed on the Board by both the 1940 Act for approval of certain affiliated transactions such as the Proposed Transactions, and required as fiduciaries under the Maryland General Corporation Law, ensure that the Board conducted a reasoned and careful evaluation of the Dealer Manager Agreement Amendment and the Proposed Transactions. In addition, the Company will ensure that, in compliance with the restrictions of Section 18 of the 1940 Act as made applicable to BDCs through Section 61 of the 1940 Act and the interpretations and guidance issued by the SEC thereunder, all currently outstanding Common Shares and all Common Shares to be issued after the Order is granted will be subject to the same Distribution Fee.

In addition, the Representations and Conditions require the filing of a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”) disclosing the changes to the Underwriting Compensation terms. The Company acknowledges that the Post-Effective Amendment is subject to review by the SEC staff, and that, upon satisfaction of any comments raised during such review, the Company will request acceleration of the effective date of the Post-Effective Amendment under Rule 461 of the Securities Act.

D.	Representations

1. The terms of the Dealer Manager Agreement Amendment were reviewed at the Board Meeting on April 19, 2016, at which the Board reviewed and evaluated the proposed Underwriting Compensation terms as amended by the Proposed Transactions and the Dealer Manager Agreement Amendment.

2. At the Board Meeting on April 19, 2016, the Board, including the Non-Interested Directors, after reviewing and evaluating the Proposed Transactions and the Dealer Manager Agreement Amendment, determined that (i) the Dealer Manager Agreement Amendment is in the best interests of the Company and its Common Shareholders; (ii) the services to be rendered by the Dealer Manager are required for the operation of the Company; (iii) the Dealer Manager can provide the services such that the nature and quality of the services are at least equal to those provided by others; and (iv) the fees charged are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.5

3. The Company has filed the Post-Effective Amendment disclosing the changes to the Underwriting Compensation terms and will seek a declaration of effectiveness of such Post-Effective Amendment by the SEC prior to commencing sales of the Common Shares subject to the revised Underwriting Compensation as implemented by the Dealer Manager Agreement Amendment.

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[5]	See, e.g., Pegasus Income and Capital Fund, SEC No-Action Letter (Dec. 31, 1977).

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4. All current Common Shares outstanding immediately prior to the implementation of the Dealer Manager Agreement Amendment and Common Shares to be issued upon effectiveness of the Post-Effective Amendment (exclusive of Common Shares to be issued pursuant to the Company’s distribution reinvestment plan, as further described in the Prospectus) will be subject to the same Distribution Fee.

E.	Conditions

1. The Company will ensure that total Underwriting Compensation payable in the Offering will not exceed 10% of the gross proceeds of the Offering, consistent with Conduct Rule 2310.

2. For the period of time in which the Distribution Fee is payable, the Dealer Manager will waive any annual Distribution Fee payment to which it is otherwise entitled in an amount sufficient to ensure that the total return experienced by the holders of the Company’s Common Shares immediately prior to the implementation of the Dealer Manager Agreement Amendment (the “Current Common Shareholders”) is not less than the total return the Current Common Shareholders would have experienced if the Proposed Transactions had not occurred and the Dealer Manager Agreement had not been amended.

IV.	Justification for the Requested Relief

A.	Statutory Standards

Applicants submit that granting the Order described herein would meet all applicable statutory standards. Set forth below is a discussion of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act, and the relief discussed in this Application.6

1.	Section 57(a)(4) and Rule 17d-1 — Approval of the Transactions Pursuant to Rule 17d-1, as applicable to BDCs under Section 57(i)

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the [Investment Company] Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”7 Applicants submit that the Proposed Transactions meet the standards for an order pursuant to Rule 17d-1 under the 1940 Act. The Proposed Transactions have been proposed in order to benefit the Company and its present and future Common Shareholders. The Proposed Transactions are appropriate in the public interest in that, as explained above in connection with the description of the Proposed Transactions, they are intended to result in a benefit to the Current Common Shareholders, as well as to future Common Shareholders of the Company.

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[6]	Applicants do not concede that either Rule 17d-1 or Rule 57(a)(4) applies to the Proposed Transactions, but request the Order to eliminate any uncertainty.

[7]	17 C.F.R. 270.17d-1.

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The terms of the Proposed Transactions, including the consideration to be paid by the Dealer Manager or received by the Dealer Manager, are fair and reasonable and demonstrably better for current and future Common Shareholders and involve no element of overreaching. As described above, the Dealer Manager is reimbursing the Company for 4.5% of the gross offering proceeds from all sales of Common Shares completed before the implementation of the Dealer Manager Agreement Amendment and the Proposed Transactions. Moreover, as required by Representation 2, the Dealer Manager Agreement Amendment was approved only after the Company’s Board, including a majority of the Non-Interested Directors, determined that (i) the Dealer Manager Agreement Amendment is in the best interests of the Company and its Common Shareholders; (ii) the services to be rendered by the Dealer Manager are required for the operation of the Company; (iii) the Dealer Manager can provide the services such that the nature and quality of the services are at least equal to those provided by others; and (iv) the fees charged are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

B.	Potential Benefits to Common Shareholders

If the Company is permitted under the Order to engage in the Proposed Transactions, a greater amount of the existing and future Common Shareholders’ capital will be available for investment at an earlier stage in the Company’s investment cycle, since a portion of the Underwriting Compensation would be deferred in the form of the Distribution Fee. Having a greater amount of capital available for investment immediately, rather than being paid out at the time of purchase as a part of the Upfront Sales Load, would permit the Company and all Common Shareholders to benefit from the income generated from such investments while the Distribution Fee Payment is deferred. This would enable the Company to achieve its investment objectives and acquire a diversified portfolio, which would enhance overall returns for Common Shareholders. Further, total annual expenses as a percentage of net assets attributable to Common Shares would also be reduced because the Distribution Fee is payable on a deferred basis, during such time the Company’s net assets will have increased as a result of subsequent sales of Common Shares. Further, the Dealer Manager believes that deferring a portion of the Underwriting Compensation until later in the Company’s investment cycle, and permitting the Company to benefit from the increased amounts available for investment from such deferral, would lead to greater demand for the Common Shares. This greater demand would further benefit the Common Shareholders because of the lower operating expense ratio and Company portfolio diversification resulting from such increased sales of Common Shares.

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V.	Conclusion

On the basis of the foregoing, the Applicants respectfully request exemptive relief pursuant to Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the 1940 Act, to the extent necessary to complete the Proposed Transactions.

VI.	Procedural Matters

A.	Communications

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Bruce D. Batkin

Terra Income Fund 6, Inc.

c/o Terra Capital Partners, LLC

805 Third Avenue, 8th Floor

New York, New York 10022

(212) 753-5100

Applicants further state that all written or oral communications concerning this Application should be directed to each of the following:

Rosemarie A. Thurston, Esq.

Martin H. Dozier, Esq.

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

(404) 881-4417

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Jay L. Bernstein, Esq.

Clifford R. Cone, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board pursuant to resolutions duly adopted by the Board on April 19, 2016 (attached hereto as Exhibit B). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 25th day of April, 2016.

TERRA CAPITAL PARTNERS, LLC

By: /s/

Name:

Title:

TERRA INCOME FUND 6, INC.

By: /s/Bruce D. Batkin

Name: Bruce D. Batkin

Title: Chief Executive Officer

TERRA INCOME ADVISORS, LLC

By: /s/

Name:

Title:

TERRA CAPITAL MARKETS, LLC

By: /s/

Name:

Title:

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EXHIBIT A

Verification

The undersigned states that he has duly executed the foregoing Application for and on behalf of Terra Capital Partners, LLC, Terra Income Fund 6, Inc., Terra Income Advisors, LLC and Terra Capital Markets, LLC that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TERRA CAPITAL PARTNERS, LLC

By: /s/

Name:

Title:

TERRA INCOME FUND 6, INC.

By: /s/Bruce D. Batkin

Name: Bruce D. Batkin

Title: Chief Executive Officer

TERRA INCOME ADVISORS, LLC

By: /s/

Name:

Title:

TERRA CAPITAL MARKETS, LLC

By: /s/

Name:

Title:

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Exhibit B

Resolutions of the Board of Directors of
Terra Income Fund 6, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

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